

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2009

MAIL STOP 3561

via U.S. mail and facsimile

Matthew Schissler, Chief Executive Officer
Cord Blood America, Inc.
501 Santa Monica Blvd., Suite 700
Santa Monica, CA 90401

**RE: Cord Blood America, Inc.**
**Form S-1, Amendment 1, filed January 12, 2009**
**File No. 333-155882**

Dear Mr. Schissler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please tell us how you calculated the 12% amount set forth on the cover page. Also, if true, please clarify that you are referring to the shares registered for sale as a percentage of outstanding securities. In this regard, the fourth risk factor indicates that 1.4 billion shares underlie the securities purchase agreement.

2. We have reviewed your response to comment number three of our letter dated December 30, 2008. Pursuant to our telephone conversation with Mr. Schissler on January 16, 2009 we understand that the “Recitials – B” section of Amendment 1 to

the Securities Purchase Agreement, that is, Exhibit 10.102, is inaccurate. Please amend the registration statement and include a revised agreement.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that all information required by the Securities Act of 1933 and the Securities Exchange Act of 1934 has been included and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date.

Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3795 with any questions you might have.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services

cc: Matthew Schissler
By facsimile at (310) 432-4098